FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: June 18, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 18, 1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



                           News Release



                      Newcourt announces management changes
         Increased emphasis placed on managing joint venture-based
                             financing programs


TORONTO, Canada, June 17, 1999 - Newcourt Credit Group today announced changes to its senior management team to accommodate the Company's continued growth as one of the world's leading sources of joint venture-based commercial financing.

"I am very pleased to announce that Daniel A. Jauernig has assumed overall responsibility for co-ordinating Newcourt's joint venture operations as Newcourt Financial's President of Joint Ventures," noted Steven K. Hudson, Newcourt's Chief Executive Officer.

"Newcourt has established itself as one of the world's leading sources of commercial financing with a particular focus on managing high-value joint venture programs such as those that we have created with Dell Computer Corporation, Lucent Technologies, Snap-on Tools and Yamaha Motor," noted Bradley D. Nullmeyer, President of Newcourt Financial. "These are increasingly complex international programs requiring sophisticated tax, accounting and funding structures that Dan has a proven ability to deliver."

Borden D. Rosiak has assumed the responsibilities of Newcourt's Chief Financial Officer for the interim period until the Company's proposed acquisition by The CIT Group has closed. Mr. Rosiak served as the Newcourt's CFO from 1994 to 1997.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$25.1 billion (Cdn$38.0 billion) and a global capability in 26 countries.


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Contact:    Rick Perkins,
            VP Corporate Communications
            416-507-5437